UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number 001-14552

Top Image Systems Ltd.
 (Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 5257334
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885 ,333-175546 and 333-193350).

CONTENTS

Attached hereto is a copy of the Registrant’s press release issued on November 15, 2016, reporting the results for the three months and nine months ended September 30, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.
Date: November 15, 2016
	By:	/s/ Izhak Nakar
Izhak Nakar
Active Executive Chairman

Top Image Systems Announces Third Quarter 2016 Earnings Results

Tel Aviv/ Plano, TX – November 15, 2016 – Top Image Systems, Ltd. (NASDAQ:TISA), a global innovator of intelligent content processing solutions, announced its financial results for the third quarter ended September 30, 2016.

Third Quarter 2016 Highlights

•
Recruited U.S enterprise software industry veteran Brendan Reidy to the position of CEO on August 23,2016; Mr. Reidy was given the mandate to increase stockholder value and accelerate growth in revenues worldwide and in the U.S. in particular;

•	Quarterly revenues were $7.7 million, compared to $8.5 million in the second quarter of 2016 and $9.0 million in the third quarter of 2015;
•	Quarterly net loss was ($0.3 million), compared to ($0.2 million) in the second quarter of 2016, and compared to a loss of ($1.5 million) the third quarter of 2015;
•	Adjusted EBITDA* was $234,000 compared to a loss of ($162,000) in the third quarter of 2015;
•	Quarterly recurring revenues were $4.9 million, representing 64% of total revenue in the current quarter, compared to 57% of total revenue in Q2 2016 and 52% of revenue in the third quarter of 2015;
•	Quarterly expenses were $8.2 million, a decrease of $1.7 million compared to expenses of $9.9 million in the third quarter of 2015;
•	Signed several key sales contracts, including
o
an agreement worth over $525,000 for licenses and services for a content process automation (CPA) forms processing project in the government sector in Latin America that was deployed with a key strategic partner;

o	an agreement with a total contract value of over $450,000 for licenses and professional services to deploy eFLOW for a new project in the U.S. public sector;
o	a $420,000 financial process automation (FPA) contract with a leading energy supplier that will extend the use of eFLOW® AP for SAP globally, including to North, Central and South America;
o	upsell of a FPA solution to an existing customer in the European power sector; and
o	a $350,000 CPA agreement for a government project in Asia Pacific that was deployed with an affiliate of a key strategic partner;
•	Announced issue of a U.S. patent to TIS protecting advanced data classification technologies;
•	Named as a Vendor in Gartner’s IT Market Clock for Mobile Imaging for Banks, 2016 and in Gartner’s Hype Cycle for Digital Banking Transformation 2016.

Brendan Reidy, CEO, Top Image Systems, commented, “Since joining TIS in late August, I have toured the Company’s offices worldwide to evaluate the performance of our global operations. I have been impressed by the Company’s R&D resources and product management team, as well as by the high caliber of our professional services’ organization. I have participated in business reviews in each region to evaluate our sales and marketing strategies and consider how to improve our execution and accelerate achievement of our goals. One high priority goal is our FPA cloud solution development, which is making great progress. This cloud deployment model will enable us to adapt our solution to address the specific deployment demands of virtually any enterprise. Coupled with our well-received on-premise FPA solution, our cloud offering widely expands our addressable market opportunity in the Accounts Payable space. In the recent quarter, 64% of our business was recurring; by growing sales of our cloud-based FPA solution sold via a SaaS business model, our revenue will be more predictable and, due to their relatively short sales cycles, should also bring faster revenue growth. These new solutions bolster our continued presence in the profitable content and banking process automation markets where we have reinforced our core capture technologies with innovative and high-in-demand mobile and cloud capabilities and are improving our go-to-market via powerful strategic partnerships.”

“After two consecutive quarters of revenue in line with expectations, in Q3 the Company experienced a delay in the deployment of an important government project which caused a revenue shortfall for the quarter,” added Mr. Reidy. “For this reason we are working hard to modify our product strategy so that an increasing percentage of revenues will be predictable and reliable, reducing our dependency on the profitable yet volatile capture market. Despite the temporary revenue shortfall, we achieved a positive adjusted EBITDA of $234,000 this quarter and we continued to make steady progress executing on our growth initiatives, including receiving orders for half a million dollars in sales from our on-premise FPA solution.  Nevertheless, going forward, I have now put in place a 90-day operational and strategic priorities program. Our imperative is to return the Company to profitable growth while we transform our business to focus on the higher velocity cloud applications software market opportunity.”

Mr. Reidy concluded, “The institution of these measures will include rigorous opportunity pipeline review, additional capacity in leads qualifications, targeted campaigns to upsell new solutions to our installed base, continued focus on services delivery, steps to better leverage our remittance business in the U.S. and investments in strategic partnerships. In short, we must improve our top line revenue through better execution.   I will be relentlessly focused on addressing this challenge to ensure that our revenue performance is more consistent.  With my personal commitment to the execution of these measures, in parallel with our ongoing mission to transform our company into a cloud applications software company, I am confident that we can realize our growth potential.”

Izhak Nakar, Chairman of Top Image Systems, remarked, “Our Board of Directors is confident that recruiting the well-respected, enterprise software industry veteran Brendan Reidy will lead to accelerated revenue growth. Brendan’s experience in bringing cloud-based solutions to market and defining successful business models will prove extremely valuable at this critical inflection point for our company.”

Third Quarter Financial Results

Total revenues for the third quarter of 2016 were $7.7 million compared to $8.5 million in the second quarter of 2016 and $9.0 million in the third quarter of 2015. Recurring (SaaS and maintenance) revenues for the third quarter of 2016 were $4.9 million, unchanged from the second quarter of 2016 and compared to $4.7 million in the same period of last year.

Gross profit for the third quarter of 2016 was $3.6 million compared to $4.3 million in the second quarter of 2016 and to $4.7 million in the third quarter of last year. Gross margin for the third quarter of 2016 was 47%, compared to 50% in the prior quarter and 52% in the third quarter of last year.

In March 2016, the Company announced a restructuring initiative to reduce costs and return the Company to sustainable profitability; in 2016 accumulated non-GAAP costs were reduced by $3.7 million.

GAAP net loss for the third quarter of 2016 was ($0.3 million) compared to ($0.2 million) in the second quarter of 2016 and compared to ($1.5 million) in the third quarter of last year.  Third quarter 2016 GAAP loss per share was ($0.02), compared to ($0.01) in the second quarter of 2016 and compared to ($0.09) for the third quarter of 2015.

Third quarter 2016 Non-GAAP* income per share was $0.02, compared to non-GAAP net income per share of $0.02 for the second quarter of 2016 and non-GAAP loss per share of ($0.06) for the third quarter of 2015.

Adjusted EBITDA* was $234,000, compared to $667,000 in the second quarter of 2016 and ($162,000) for the third quarter of 2015.

Conference Call

The Company will host a conference call and webcast today, Tuesday, November 15th, 2016, at 10:00 am ET, during which the Company’s management will present and discuss the financial results and be available to answer questions from investors.

To join the conference call, please dial in to one of the following teleconference phone lines using the numbers listed below.  Please begin placing your call at least 5 minutes before the conference call commences.  If you are unable to connect using the toll-free number, please try the U.S. Toll/International dial-in number.

US Toll-Free Dial-in Number:	1-877-407-0784

US Toll/INTERNATIONAL Dial-in Number:	1-201-689-8560

Israel Toll-Free Dial-in Number:	1-809-406-247

The conference call is scheduled to begin at:
   10:00 am Eastern Time
   7:00 am Pacific Time
    5:00 pm Israel Time

To join the live webcast, please click on the following link:  http://public.viavid.com/index.php?id=121864.  For those unable to attend the live call or webcast, from the following day an audio recording of the call will be made available for download from the Investors section of the Top Image Systems’ website www.topimagesystems.com; during the next three months the recorded webcast can be viewed by clicking on the same link as for the live webcast:  http://public.viavid.com/index.php?id=121864

* GAAP and Non-GAAP Financial Measures

 This release includes GAAP and non-GAAP financial measures, including, without limitation, adjusted EBITDA (which eliminates the impact of interest, taxes, amortization and depreciation expenses, as well as non-cash stock-based compensation expenses and other non-recurring items not part of regular business), Non-GAAP Net Income (Loss) (which eliminates the impact of amortization expenses as well as non-cash stock-based compensation expenses and other non-recurring items not part of TIS’ ongoing business operations) and Non-GAAP Income (Loss) per share. Non-GAAP measures are reconciled to comparable GAAP measures in the tables below.

The presentation of these non-GAAP financial measures should be considered in addition to TIS’ GAAP results provided in the attached financial statements for the third quarter ended September 30, 2016 and the other periods presented, and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. The tables below reconcile each non-GAAP financial measure to its most directly comparable GAAP financial measure. TIS’ management believes that these non-GAAP financial measures provide meaningful supplemental information regarding TIS’ performance by excluding the impact of certain items that may not be indicative of TIS’ core business operating results. TIS’ management believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing TIS’ performance in addition to the GAAP results. These non-GAAP financial measures also facilitate comparisons to TIS’ historical performance and its competitors’ operating results. TIS includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making.

About Top Image Systems

Top Image Systems™ (TIS™) Ltd. is a global innovator of on-premise and cloud-based applications that optimize content-driven business processes such as procure to pay operations, remittance processing, integrated receivables, customer response management and more.  Whether originating from mobile, electronic, paper or other sources, TIS solutions automatically capture, process and deliver content across enterprise applications, transforming information entering an organization into useful and accessible electronic data, delivering it directly and efficiently to the relevant business system or person for action with as little manual handling as possible.  TIS’ solutions are marketed in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers and strategic partners. Visit the company's website at http://www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements

Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied in those forward-looking statements. Words such as "will," "expects," "anticipates," "estimates," and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development, approval and introduction plans and schedules, rapid technological change, customer acceptance of new products, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, litigation, general economic conditions and other risk factors detailed in the Company's most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Company Contact:
Shelli Zargary
Director of Corporate Marketing
shelli.zargary@topimagesystems.com
+972 3 767 9114

Investors:
James Carbonara
Regional Vice President, Hayden IR
 james@haydenir.com
 + 1 646 755 7412

FINANCIAL REPORTS
FOR THE QUARTER  ENDED
September 30, 2016

Top Image Systems Ltd.
Consolidated Balance Sheet as of

	September 30,	December 31,
	2016	2015
	In thousands
	Unaudited	Audited
Assets

Current Assets:
Cash and Cash Equivalents	$3,565	$2,404
Restricted Cash	176	262
Trade Receivables, net	8,971	9,348
Other Accounts Receivable and Prepaid Expenses	1,270	932

Total Current Assets	13,982	12,946

Long-Term Assets:
Severance Pay Funds	1,286	1,327
Restricted Cash	152	147
Long-term Deposits and Long-term Assets	155	204
Property and Equipment, net	1,153	1,444
Intangible Assets, net	3,982	5,058
Goodwill	18,659	19,091

Total Long-term Assets	25,387	27,271

Total Assets	$39,369	$40,217

Liabilities and Shareholders' Equity

Current Liabilities:

Short-term Bank Loans	$3,000	$77
Trade Payables	1,564	1,541
Deferred Revenues	2,417	2,966
Accrued Expenses and Other Accounts Payable	4,166	4,421

Total Current Liabilities	11,147	9,005

Long-Term Liabilities:

Accrued Severance Pay	$1,462	$1,533
Non-current Deferred Revenues	2,834	3,280
Other Long-term Liabilities	196	407

Total Long-term Liabilities	4,492	5,220

Total Liabilities	$15,639	$14,225

Total Parent Shareholders' Equity	$23,693	$25,967
Non-controlling Interest	37	25
Shareholders' Equity	23,730	25,992

Total Liabilities and Shareholders' Equity	$39,369	$40,217

Top Image Systems Ltd.
Statement of Operations for the

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015
	In thousands, except per share data
	Audited

License Revenues	1,266	2,177	4,741	7,532
Services Revenues	6,415	6,806	19,883	19,626
Revenues	$7,681	$8,983	$24,624	$27,158

Cost of License Revenues	383	352	1,276	1,027
Cost of Services Revenues	3,676	3,965	11,245	10,854
Cost of Revenues	4,059	4,317	12,521	11,881

Gross Profit	3,622	4,666	12,103	15,277

Expenses

Research & Development	1,241	1,170	3,556	3,427
Sales & Marketing	1,650	2,802	5,746	8,344
General & Administrative	1,161	1,611	3,806	4,209
Amortization Costs	124	74	378	222
Restructuring Charge	-	-	1,186	-

	4,176	5,657	14,672	16,202

Operating (Loss) Profit	(554)	(991)	(2,569)	(925)

Financial Expenses, net	(169)	(510)	(443)	(1,030)

Other Income (loss), net	-	9	6	4

(Loss) profit Before Taxes on Income	(723)	(1,492)	(3,006)	(1,951)

Tax Expenses (income)	(427)	74	(421)	231

Net (Loss) Profit	(296)	(1,566)	(2,585)	(2,182)

Net Income Attributable to Noncontrolling Interest	(3)	(3)	(11)	(14)

Net (Loss) Profit	$(299)	$(1,569)	$(2,596)	$(2,196)

Earnings per Share

Basic (Loss) Earnings per Share	$(0.02)	$(0.09)	$(0.14)	$(0.12)

Weighted Average Number of Shares Used in Computation of Basic Net (Loss) Income per Share	17,932	17,902	17,923	17,856

Diluted (Loss) Earnings per Share	$(0.02)	$(0.09)	$(0.14)	$(0.12)

Weighted Average Number of Shares Used in Calculation of Diluted Net (Loss) Earnings per Share	17,955	17,902	17,949	17,856

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015
	In thousands, except per share data

Adjusted EBITDA:
Net (Loss) Profit	$(299)	$(1,569)	$(2,596)	$(2,196)
Interest	38	19	74	70
Other Financial Expenses	131	531	369	999
Taxes	(427)	74	(421)	231
Depreciation	167	179	510	485
Amortization	359	336	1,082	1,008
Stock-based Compensation Expenses	265	141	719	398
Restructuring Charge	-	-	1,186	-
One-time payment	-	127	-	127
Total Adjusted EBITDA	$234	$(162)	$923	$1,122

Reconciliation of GAAP to Non-GAAP Results:

Net (Loss) Profit	$(299)	$(1,569)	$(2,596)	$(2,196)
Amortization	359	336	1,082	1,008
Stock-based Compensation Expenses	265	141	719	398
Restructuring Charge	-	-	1,186	-

Non-GAAP Net Profit	$325	$(1,092)	$391	$(790)

Non-GAAP Net income used for basic earnings per share	$325	$(1,092)	$391	$(790)
Shares Used in Basic Earnings per Share Calculation	17,932	17,902	17,923	17,856

Non-GAAP Basic Earnings per Share	$0.02	$(0.06)	$0.02	$(0.04)

Non-GAAP Net Income Used for Diluted Earnings per Share	$325	$(1,092)	$391	$(790)
Shares Used in Diluted Earnings per Share Calculation	17,955	17,902	17,949	17,856

Non-GAAP Diluted Earnings per Share	$0.02	$(0.06)	$0.02	$(0.04)